BIG NEWS from Tap!

Dovid Schick - Tap CEO <invest@tapwithus.com>   Mon, Sep 13, 2021 at 10:59 AM
Reply-To: Dovid Schick - Tap CEO <invest@tapwithus.com>
To: yoav@tapwithus.com



We have two pieces of exciting news.

- We are moving into the commercialization phase for our wrist wearable Tap Device. The wrist wearable is, by far, the most advanced wearable controller in the world. It provides more functionality, higher accuracy and greater comfort than the Tap Strap, and will further establish tapping as the input method of the future.
- We are inviting our community and followers to become shareholders in Tap Systems. For as little as $100, you can invest in Tap, and for larger investors, you can become one of the first owners of the wrist wearable when it goes into production next year.

For more information on all of this, please visit https://wefunder.com/tapwithus.

Thank you, as always, for your interest & support!

Sincerely,
Dovid Schick
CEO, Tap Systems, Inc.


Tap
Published by Yoav Shalev · 17h ·
"Tap is THE input solution for the upcoming AR/VR revolution!"
Join investors from all over the world in backing a veteran team led by the inventors of the cellphone camera and the digital x-ray.
TAP
Invest in TAP
Patented Input Technology
WEFUNDER.COM
Become an Angel Investor for as little as $100
Restrictions Apply.
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NEW! Investor Panel Video - Why Tap in the Key to AR

Dovid Schick - Tap CEO <invest@tapwithus.com>   Sat, Sep 18, 2021 at 11:29 AM
Reply-To: Dovid Schick - Tap CEO <invest@tapwithus.com>
To: yoav@tapwithus.com



A few days ago I sat down to discuss what makes Tap such an exciting investment with a couple of WeFunder investors.
Here is a recording of the conversation:



Why Tap in the Key to AR

Our round is still open and you are invited to join us, starting at as little as $100.
Invest in Tap here: https://wefunder.com/tapwithus.

Best,
Dovid

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Tap Systems, Inc. · 177 E Colorado Blvd · Pasadena, CA 91105 · USA

Tap Wrist Wearable Sneak Peek

Dovid Schick - Tap CEO <invest@tapwithus.com>   Thu, Sep 2, 2021 at 8:06 AM
Reply-To: Dovid Schick - Tap CEO <invest@tapwithus.com>
To: yoav@tapwithus.com

TAP

I am happy to share with you today a demo of our next gen wrist wearable:



Wrist Wearable Sneak Peek

Our early bird special discount (limited time offer) is filling up fast.
Be sure to visit wefunder.com/tapwithus to secure your shares.

Best,
Dovid



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